Aristotle Holding, Inc.
c/o Express Scripts, Inc.
1 Express way, St. Louis, MO 63121
(314) 996-0900
November 14, 2011
VIA EDGAR TRANSMISSION
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3628
Attn: Mr. Jeffrey Riedler

Re:	Aristotle Holding, Inc. Registration Statement on Form S-4 Filed October 6, 2011, as amended November 14, 2011 File No. 333-177187 (“Registration Statement”)
Dear Mr. Riedler:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Aristotle Holding, Inc. (“Aristotle” or the “Company”), respectfully requests that the effective date of the above-referenced Registration Statement be accelerated by the Securities and Exchange Commission (the “Commission”) so that the Registration Statement, as amended, will become effective under the Securities Act at 4:00 p.m. (Washington, D.C. time) on November 15, 2011 or as soon as practicable thereafter. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the securities Act. To facilitate the Commission’s review, we have also provided, on a supplemental basis, a blackline of the changed pages in the Registration Statement marked against the Registration Statement as filed on October 6, 2011 reflecting the changes to the Registration Statement made during the interim period.
     Once the Registration Statement is effective, please orally confirm the event with our counsel, Skadden, Arps, Slate, Meagher & Flom LLP, by calling Kenneth Wolff at (212) 735-2681 or Kyle T. Seifried at (212) 735-3457. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of the Registration Statement be sent to us by facsimile to (866) 230-8345, attention: Keith J. Ebling, Esq. and Marty Akins, Esq.
     The Company hereby acknowledges the following:

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•	that should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	that the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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     Please direct any questions concerning this letter to Marty Akins at (212) 735-2681.

Very truly yours,
/s/ Marty Akins, Esq.
Marty Akins, Esq.

cc:	John Krug, Senior Counsel Jennifer Riegel, Special Counsel Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

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